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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
              -----              -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes           No  X
        -----        -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         )
                                                 --------



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the poll results of the Extraordinary General Meeting held on November 1, 2006.



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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      PetroChina Company Limited


Dated: November 3, 2005                               By:    /s/ Li Huaiqi
                                                             -----------------
                                                      Name:  Li Huaiqi
                                                      Title: Company Secretary



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                              [PetroChina's Logos]

                                  POLL RESULTS

                      OF THE EXTRAORDINARY GENERAL MEETING

                             HELD ON 1 NOVEMBER 2006

--------------------------------------------------------------------------------
At the extraordinary general meeting of PetroChina Company Limited held on 1 November 2006, the resolutions to approve the continuing connected transactions, revision of existing caps of continuing connected transactions and amendments to the Articles (as defined below) as more particularly described in the Circular (as defined below) were duly passed.
--------------------------------------------------------------------------------

Reference is made to the announcement of PetroChina Company Limited (the "COMPANY") dated 23 August 2006, the shareholders' circular of the Company (the "CIRCULAR") and the notice of the Extraordinary General Meeting (the "EGM") of the Company both dated 14 September 2006 relating to the continuing connected transactions, revision of existing caps of continuing connected transactions and amendments to the articles of association of the Company (the "ARTICLES") as more particularly described in the Circular. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

POLL RESULTS OF THE EGM

The board of directors of the Company (the "BOARD") is pleased to announce that the EGM was validly convened in compliance with the requirements of the Company Law of the PRC and the Articles.

At the EGM held on 1 November 2006, voting of the proposed ordinary resolutions in relation to the continuing connected transactions and revision of existing caps of continuing connected transactions and the proposed special resolution in relation to the amendments to the Articles were taken on a poll. CNPC and its associates abstained from voting on the resolutions set out in 1 to 3 below.

The following resolutions were duly passed by the shareholders at the EGM and the poll results are as follows:

                                                         NUMBER OF VOTES CAST AND
                                                       PERCENTAGE OF TOTAL NUMBER OF
                                                                  VOTE CAST
                                                       -----------------------------
                  RESOLUTIONS                               FOR            AGAINST      PASSING RATE
--------------------------------------------------     --------------     ---------     ------------
1. THAT the continuing connected transactions          11,957,978,379     2,269,900        99.981%
   arising as a result of the acquisition of a 67%
   interest in PetroKazakhstan Inc. by the Company
   through CNPC Exploration and Development
   Company Limited ("Acquisition"), as set out in
   the Circular of the Company dated 14 September
   2006 ("Circular"), which will fall within the



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
   scope of the amended comprehensive agreement as approved by the independent shareholders of the Company on 8 November 2005 ("Amended
   Comprehensive Agreement"), and are expected to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case maybe, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.

2. THAT the proposed revision to the existing            11,943,727,079     3,735,000        99.969%
   annual caps for the three years from 1
   January 2006 to 31 December 2008 of each of
   the continuing connected transactions under
   the Amended Comprehensive Agreement as a
   result of the Acquisition, as set out in the
   Circular, be and hereby approved, ratified
   and confirmed.

3. THAT the proposed revision to the existing            11,943,826,879     3,635,200        99.970%
   annual caps for the three years from 1 January
   2006 to 31 December 2008 of each of the
   continuing connected transactions under the
   Amended Comprehensive Agreement as a result
   of changes to the Company's production and
   operational environment, as set out in the
   Circular, be and hereby approved, ratified and
   confirmed.

4. THAT the proposed revision to the existing           169,865,529,297     4,010,600        99.998%
   annual caps for the three years from 1 January
   2006 to 31 December 2008 in respect of the
   products and services to be provided by the
   Company and its subsidiaries to China Railway
   Materials and Suppliers Corporation ("CRMSC")
   pursuant to the agreement dated 1 September
   2005 entered into between the Company and
   CRMSC in relation to the provision of certain
   products and services, as set out in the Circular,
   be and hereby approved, ratified and confirmed.

5. As a special resolution, THAT the proposed           169,884,074,497     4,288,400        99.997%
   amendments to the articles of association of
   the Company as set out in the Circular be and
   hereby generally and unconditionally approved.
   The board of directors of the Company should
   be authorized, as proposed to be approved at
   the EGM, to make such modifications to the
   proposed amendments to the articles of
   association as required by the relevant
   regulatory bodies of the PRC.

                                     - 2 -

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At the date of the EGM:

(1) The issued share capital of the Company and the total number of share entitling the holder to attend and vote for or against the resolutions set out in 1 to 3 above at the EGM: 21,098,900,000 H shares.

(2) The issued share capital of the Company and the total number of share entitling the holder to attend and vote for or against the resolutions set out in 4 and 5 above at the EGM: 157,922,077,818 domestic shares and 21,098,900,000 H shares.

(3) Shareholders or proxies representing 178,864,254,091 share with voting rights, representing approximately 99.91% of the total issued share capital of the Company attended the EGM.

(4) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(5) As disclosed in the Circular, CNPC and its associates abstained from voting on the resolutions set out in 1 to 3 above at the EGM.

(6) The poll results were subject to scrutiny by Messrs. Deloitte Touche Tohmatsu and Mr. Guo Jinping and Mr. Jiang Lixin of the Company. Deloitte Touche Tohmatsu's work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to Deloitte Touche Tohmatsu. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.



                                                       By order of the Board of
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board



Beijing, the PRC
1 November 2006

As at the date of this announcement, our Chairman is Mr. Chen Geng; our Vice Chairman is Mr. Jiang Jiemin; our Executive Directors are Messrs Su Shulin and Duan Wende; our Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and our Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.

                                     - 3 -

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"Please also refer to the published version of this announcement in the South
China Morning Post."

                                     - 4 -